UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")

Committee Changes

Pearson announces that Elizabeth Corley, a non-executive director of the Company, has been appointed as a member of Pearson's nomination committee with effect from 1 May 2014, her date of appointment to the board.

The Company also announces three appointments to its reputation and responsibility committee. Vivienne Cox has been formally appointed as chairman of this committee, with Linda Lorimer and Harish Manwani having been appointed as members.

This announcement is made in accordance with LR 9.6.11.

PEARSON plc

Date: 02 May 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary